September 18, 2023

VIA EDGAR

Mr. David Orlic

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Re:	Manulife Private Credit Fund (File No. 000-56578)

Registration Statement on Form 10

Dear Mr. Orlic:

On behalf of Manulife Private Credit Fund (the “Fund”), we submit this letter in response to the comments issued by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter dated September 5, 2023 relating to the Fund’s registration statement on Form 10 that was filed with the SEC on August 4, 2023 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Fund. The Fund filed on the date hereof via EDGAR Amendment No. 1 to the Registration Statement (the “Amendment”), which reflects the Fund’s responses to the comments received from the Staff. Unless otherwise stated, capitalized terms used in this letter have the same meaning as in the Amendment.

General

1.	Comment — Please provide a fee table for investors, similar to what would appear in Form N-2.

Response — The Fund respectfully submits that it is not aware of any affirmative requirement to include a fee table that conforms to the requirements of Item 3 of Form N-2 in a registration statement on Form 10. However, the Fund has revised the disclosure accordingly in response to the Staff’s comment.

2.	Comment — Please advise when the Fund will be filing a Form N-54A.

Response — The Fund advises the Staff, on a supplemental basis, that it intends to file a Form N-54A subsequent to the filing of the Amendment and no later than concurrently with the effective date of the Fund’s registration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Cover Page

3.	Comment — In the seventh bolded bullet-point, please disclose that the loans being described are commonly referred to as “junk bonds.”

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

The Fund, page 3

4.	Comment — Please briefly disclose what is meant by the term “club deals” appearing in the second paragraph.

Response —The Fund has clarified and revised the disclosure accordingly in response to the Staff’s comment.

The Adviser, page 4

5.	Comment — Please ensure that the Service Level Agreement is filed as an exhibit to the registration statement.

Response — The Fund has added Exhibits 10.8 and 10.9 to the Amendment to include the Service Level Agreement and Amendment to the Service Level Agreement.

Overview, page 5

6.	Comment — Please add disclosure regarding what the Adviser will consider to be “private” companies, as referenced in the first sentence of the second paragraph.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

7.	Comment — Please conform this formulation of the 80% policy with that appearing on page 7 under the subheading “Investment Process” regarding first lien senior secured loans.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

8.

Comment — Please represent in your response that the Fund reasonably believes its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments, together with a general explanation as to why the Fund believes it will be able to cover its commitments.

Response — The Fund reasonably believes that its assets will provide adequate cover to allow it to satisfy all of its unfunded investment commitments. As of the date of this letter, the Fund had sufficient cash and cash equivalents and borrowing capacity under the Fund’s credit facility to cover the value of its unfunded commitments.

9.

Comment — Disclosure on page 6 states “We may invest without limit in debt or other securities of any rating, as well as debt or other securities that have not been rated by a NRSRO.” Please reconcile with earlier disclosure on page 5 that states that the Fund will “only invest in loans and commitments that are determined to be below investment-grade….”

Response — The Fund has revised the disclosure on page 6 accordingly in response to the Staff’s comment.

Private Offering of Common Shares, page 9

10.

Comment — With regard to the seed transactions described on the bottom of page 9 and the top of page 10, please provide an analysis as to how the transaction was conducted in a manner that complies with the provisions of the Investment Company Act of Act, as amended (the “1940 Act”).

Response — The seed contributions were made by affiliates of Manulife prior to the BDC Election Date and shares of the Fund were only offered to the seed investors on a private placement basis. Each seed investor is an accredited investor and a qualified purchaser. Accordingly, to the extent that the Fund could otherwise be deemed to be investment company, at the time of the seed transaction the Fund was a private fund excluded from the definition of investment company by operation of both Sections 3(c)(1) and (7) of the 1940 Act. The 1940 Act is inapplicable to a private fund meeting such exceptions. It is typical that similar transactions are used to seed private funds that will later elect to be BDCs or register as continuously offered closed-end funds.

Purchase Price and Fees, page 10

11.

Comment — Please clarify the meaning of the last sentence of the first paragraph, which states: “There is no guarantee that this NAV will be equal to the offering price of our Common Shares at any closing.”

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Share Repurchase Program, page 11

12.

Comment — Please eliminate disclosure stating that repurchase requests in the case of the death or disability of a shareholder will be given proration priority. Such priority is not permitted by Rule 13e-4(f)(3) under the Exchange Act.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

13.

Comment — Disclosure in the second paragraph states that the Fund will not state the amount of cash that is offering shareholders in tender offers when they tender. Rule 13e-4 requires that a specified amount of cash per share to be paid, the total number of shares to be purchased, and the total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. See Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(i) and (ii) of Regulation M-A, and Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A. Please eliminate all repurchase offer pricing disclosure throughout the registration statement or revise the pricing disclosure. Similar disclosure, for instance, appears under the subheading “The timing of our repurchase offers…” on page 39.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Dividend Reinvestment Plan, page 12

14.	Comment — Please disclose how to obtain additional information about the plan and whom to contact with any questions about the plan.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Compensation of Adviser, page 14

15.

Comment — The description of the deferral and waiver in this section is not consistent with the disclosures elsewhere in this document or in the expense waiver agreement. Please reconcile these disclosures.

Response — The Fund has revised the disclosure on page 14 accordingly in response to the Staff’s comment.

Incentive Fee Based on Income, page 15

16.	Comment — Please include an example for the incentive fee.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

International investments create additional risks, page 47

17.

Comment — Disclosure in this subsection indicates that you will invest up to 30% of your assets in foreign companies. Please add this disclosure to your summary section and also reconcile your 80% policy with this disclosure.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment. The Fund respectfully submits that disclosure concerning investment in non-U.S. companies is included under “Item 1. Business – Investment Objectives and Strategy- Overview.”

Effect of the Adviser’s Incentive Fee, page 49

18.

Comment — Disclosure in this paragraph states that the Management Fee is based on Managed Assets, while disclosure on page 80 indicates that it is based on net assets. We note that the Expense Cap is also based on net assets. Please reconcile this disclosure.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Our shares may be purchased by the Adviser or its affiliates, page 50

19.

Comment — Please revise the disclosure to more clearly explain how purchases of Fund shares by the Adviser may limit its ability to fulfill any financial obligations that it may have to the Fund or may have incurred on the Fund’s behalf.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Market Information, page 82

20.

Comment — Please provide the disclosure required by Item 201(a)(2)(ii) of Regulation S-K (the amount of Common Shares that could be sold pursuant to Rule 144 or that the registrant has agreed to register under the Securities Act for sale by security holders).

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Derivative Actions, page 89

21.	Comment — Please revise the provisions in (b) and (d) to state that the provisions do not apply to claims arising under the federal securities laws.

Response — The Fund has revised the disclosure accordingly in response to the Staff’s comment.

Exclusive Delaware Jurisdiction, page 90

22.

Comment — Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in the prospectus the corresponding risks of such a provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

Response — The Agreement and Declaration of Trust has been amended and restated to revise Sections 11.5 and 11.6 of Article XI. Disclosure has been added in the Amendment accordingly. The Amended and Restated Agreement and Declaration of Trust is filed as an exhibit to the Amendment.

Exhibits

23.	Comment — Please file any subscription agreements as exhibits to the registration statement.

Response — The Fund has added Exhibit 10.10 to the Amendment to include the form of subscription agreement with investors.

* * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (617) 261-3146.

Sincerely,

/s/ Jon-Luc Dupuy
Jon-Luc Dupuy

cc:	David Pemstein, Manulife Private Credit Fund

Betsy Seel, Manulife Private Credit Fund

Keith A. OConnell, Securities and Exchange Commission

Michael J. Spratt, Securities and Exchange Commission

Mark Goshko, K&L Gates LLP

George Zornada, K&L Gates LLP